05037541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Probity First Financial Services – dba name
Legal name: Gruen, Hans Peter

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Via Beltrame 17
(No. and Street)

Vicenza (City) Italy (State) 36100 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Gruen 01139-0444-515 286
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greene Arnold G.
(Name — *if individual, state last, first, middle name*)

866 United Nations Plaza, Suite 408 New York NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 179

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Gruen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Probity First Financial Services, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Sole Proprietor

Title

Notary Public

Vicenza Dec 13 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROBITY FIRST FINANCIAL SERVICES

REPORT

FORM X-17A-5

DECEMBER 31, 2004

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

PROBITY FIRST FINANCIAL SERVICES

CONTENTS

DECEMBER 31, 2004

Accountant's Report	1
Primary financial statements:	
Statement of Financial Condition	2
Statement of Income and Expense	3
Statement of Cash Flows	4
Statement of Changes in Capital Account	5
Statement of Liabilities Subordinated to Claims of General Creditors	5
Notes to Financial Statements	6
Supplementary information:	
Computation of Net Capital	7
Aggregate Indebtedness	7
Accountant's Report on Internal Accounting Control	8-9

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Sole Proprietor of

PROBITY FIRST FINANCIAL SERVICES

I have audited the accompanying statement of financial condition of Probity First Financial Services as of December 31, 2004 and the related statements of income and expenses, changes in capital account, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Probity First Financial Services as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Arnold G. Greene

February 21, 2005

PROBITY FIRST FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Current assets:	
Cash	$ 12,239
Receivables from brokers and dealers:	
Commissions receivable	2,719
Investments (NASD)	3,300
Total assets	**$ 18,258**

LIABILITIES AND OWNERSHIP EQUITY

Liabilities:	
Accrued expenses payable	$ 750
Total liabilities	750
Capital:	17,508
Total liabilities and capital	**$ 18,258**

See notes to financial statements.

PROBITY FIRST FINANCIAL SERVICES

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenue:		
Commissions		$ 60,407
Total revenue		**60,407**
Expenses:		
Registrations and assessments	$ 896	
Professional fees	3,000	
Other expenses	8,203	
Total expenses		**(12,099)**
Net income		**$ 48,308**

See notes to financial statements.

PROBITY FIRST FINANCIAL SERVICES

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Resources provided:		
Net income		$ 48,308
Decrease in receivables from brokers & dealers		886
Total resources provided		**49,194**
Resources applied:		
Withdrawals	$47,300	
Total resources applied		**47,300**
Increase in cash		1,894
Cash - January 1, 2004		10,345
Cash - December 31, 2004		**$12,239**

See notes to financial statements.

PROBITY FIRST FINANCIAL SERVICES

STATEMENT OF CHANGES IN CAPITAL ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 2004

Capital, January 1, 2004		$ 16,500
Add:	Net income	48,308
Less:	Withdrawals	(47,300)
Capital, December 31, 2004		**$ 17,508**

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, January 1, 2004	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2004	**$ -0-**

See notes to financial statements.

1. The following supplementary information is submitted:

   Exemption from Rule 15c3-3 is claimed under (k) (1).

   Net capital as reported on page 7 of this audited Form X-17A-5 indicates net capital of $14,208. In February 2005, the company filed part IIA of Form X-17A-5 (unaudited) and reported the same net capital of $14,208.

2. As a sole proprietor, owner's personal assets substantially exceed both his personal and business liabilities.

PROBITY FIRST FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2004

Capital		$ 17,508
Less: non-allowable assets		(3,300)
Net capital before haircuts		14,208
Less: Haircuts		-0-
Net capital		**14,208**
Greater of:		
Minimum dollar net capital required	**$ 5,000**	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $ 750)	**$ 50**	5,000
Excess net capital		**$ 9,208**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 750**
Percentage of aggregate indebtedness to net capital	**5%**

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Sole Proprietor of

Probity First Financial Services

I have examined the financial statements of Probity First Financial Services for the year ended December 31, 2004 and have issued my report thereon dated February 21, 2005. As part of my examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognized that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or

other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2004, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

February 21, 2005